Filed Pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-221261
Issuer Free Writing Prospectus dated April 29, 2019

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION
FINAL TERM SHEET
$250,000,000
5.500% SUBORDINATED NOTES DUE 2064
(SUBORDINATED DEFERRABLE INTEREST NOTES)

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:	A3 (Stable) / BBB+ (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Security Title:	5.500% Subordinated Notes due 2064 (Subordinated Deferrable Interest Notes) (the “Notes”)

Principal Amount:	$250,000,000

Over-allotment Option:	None

Legal Format:	SEC Registered

Listing:	Application has been made to list on the New York Stock Exchange; trading expected to begin within 30 days of issuance.

Pricing Date:	April 29, 2019

Settlement Date:	May 6, 2019 (T+5)

Maturity Date:	May 15, 2064

Coupon:	5.500%

Interest Payment Dates:	Quarterly in arrears on February 15, May 15, August 15 and November 15 beginning August 15, 2019.

Option to Extend Interest Payment Period:
At any time and from time to time during the term of the Notes for a period not exceeding forty (40) consecutive quarterly periods. During any such extension period, interest will continue to accrue on the Notes at 5.500% and accrued interest on the Notes will bear additional interest at 5.500%, compounded on each interest payment date, subject to applicable law.

Public Offering Price:	$25.00 per security

Purchase Prices:	$24.2125 per security
$24.50 per security (for sales to institutions)
Optional Redemption:
At any time prior to May 15, 2024, the Notes will be redeemable, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (exclusive of interest accrued to the redemption date) from the redemption date to May 15, 2024 (assuming, solely for the purposes of this calculation, that the principal amount of the Notes being redeemed was payable on May 15, 2024), discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 50 basis points for the Notes, plus, in either case of (1) and (2) above, accrued and unpaid interest on the Notes being redeemed to, but excluding, such redemption date.

At any time on or after May 15, 2024, the Notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the Notes being redeemed to, but excluding, such redemption date.

Call for Tax Event:
At any time prior to May 15, 2024, the Notes will be redeemable within 90 days following the occurrence and continuation of a Tax Event, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, on the Notes being redeemed to, but not including, the redemption date.

Call for Rating Agency Event:
At any time prior to May 15, 2024, the Notes will be redeemable within 90 days following the occurrence of a Rating Agency Event, in whole but not in part, at a redemption price equal to 102% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, on the Notes being redeemed to, but not including, the redemption date.

Denominations:	$25.00 and any integral multiples of $25.00 in excess thereof

CUSIP/ISIN:	637432 105 / US6374321056

Joint Book-Running Managers:	J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Co-Managers:	Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
PNC Capital Markets LLC
KeyBanc Capital Markets Inc
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Regions Securities LLC

The following sentence has been added to last sentence of the ninth paragraph under the caption “Underwriting” in the Preliminary Prospectus Supplement dated April 29, 2019:

“The trustee is an affiliate of U.S. Bancorp Investments, Inc., one of the underwriters.”

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The terms “Rating Agency Event,” “Tax Event” and “Treasury Rate” have the same meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement dated April 29, 2019.
The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling collect at (212) 834-4533 and RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829.